EXHIBIT 21.1

QC Holdings, Inc. A Kansas corporation

Subsidiaries	Jurisdiction of Incorporation
QC Financial Services, Inc.	Missouri
QC Properties, LLC	Kansas
QC Financial Services of California, Inc.	California
Financial Services of North Carolina, Inc.	Delaware
QC Advance, Inc.	Missouri
Cash Title Loans, Inc.	Missouri